1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

   Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

March 7, 2019

Pamela Long, Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

LongP@sec.gov

RE:	Money With Meaning Fund, LLC (the “Company”) Draft Offering Statement on Form 1-A Filed December 13, 2018 File No. 367-00189

Dear Ms. Long:

This is in response to a letter dated February 11, 2019 we received with respect to the issuer above from the Division of Corporation Finance, Office of Financial Services.

For clarity, we have copied below the comments from your February 11th letter, and provided our response below each comment.

Also enclosed are:

•	Clean and blacklined versions of the Offering Circular
•	Escrow Services Agreement with PrimeTrust (Exhibit 1A-6C)
•	Clean and blacklined versions of a revised Investment Agreement (Exhibit 1A-4)

This letter and the revised documents (but not the blacklined versions) have also been filed through EDGAR.

Your Comment #1 – Summary of the Offering, page 3

Here and throughout your offering circular where similar disclosure appears, please clarify whether it is your intention to distribute a 10% return on investors' capital, or a 10% return of capital. In other words, please clarify whether it is your intention to return to investors the full amount of their investment plus a 10% return, or whether you simply intend to return the amount of their investment in increments of 10% of the amount that has not been returned at the time of the distribution. If the former, please clarify when you will begin returning the investment and how you will determine the amount to distribute (described in Section 5.1.2 of the authorizing resolution), as opposed to distributing the Preferred Return on the Unreturned Investment (Section 5.1.1) in any quarter. If the latter, please include clear disclosure in risk factors and throughout your offering statement that investors will not receive any return on their investment, and may not even receive a return of the investment.

Our Response:

If the Company is successful, an investor will receive all of his, her, or its capital back plus a compounded return of 10% per year.

We have revised the Offering Circular to make this more clear.

Your Comment # 2 - Sale and Distribution of Securities, page 29

Please describe the material terms of your escrow agreement with PrimeTrust, and file a copy of the agreement that is specific to the terms of your offering as an exhibit to the offering statement.

Our Response:

We have added a section summarizing the Escrow Services Agreement, and filed a copy of the Escrow Services Agreement as Exhibit 1A-6C

Your Comment # 3 - Investment Company Act Limitations, page 32

We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Our Response:

We understand.

Your Comment # 4 - General

Please provide us with all promotional material and sales literature. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Securities Act Industry Guide 5.

Our Response:

The Company has not used any promotional or sales literature to date.

* * *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours, FLASTER/GREENBERG P.C. Markley S. Roderick

MSR/kd